

Mail Stop 3561

September 11, 2015

Via E-mail
Mr. David F. Emery
Chief Executive Officer
Regulus Corporation
423 Main Street, 2nd Floor
Rockland, ME 04841

      Re: **Regulus Corporation**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed August 28, 2015
             File No. 333-205130

Dear Mr. Emery:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2015 letter.

Risk Factors, page 10

1.   We note the removal of the risk factors relating to the lack of a market for your securities, the lack of dividends and the opt in for EGCs. Please consider adding back these risk factors.

Use of Proceeds, page 20

2.   We note that you have only allocated proceeds for debt repayment if you raise 25% of proceeds. Please explain why you have not allocated any proceeds at the other levels of proceeds. In addition, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K for the debt. Also, please discuss the intended use of proceeds if you raise less than 25% of the offering.

3.   We partially reissue comment 4. Please clarify whether any of the salaries and commissions may be used to compensate officers and directors. If so, quantify the amount that may be so allocated.

4.   We reissue comment 4. We continue to note the disclosure following the table that the use of proceeds could change in the future as your plans and business conditions evolve and that you retain broad discretion in the application of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Business Operations, page 29

5.   We note the revisions made in response to comment 9 in the disclosure on page 32. We continue to note references to your clients and the independent sales personnel to generate additional clients and investors. However, we note the company has no revenues to date. In addition, we note the disclosures regarding your relationships with financial institutions and large underwriters. We again note that the company has not provided any services to date and has no revenues to date. Please revise to provide the basis for these and similar statements or remove, as previously requested.

6.   We reissue comment 10. We continue to note the disclosure regarding your comprehensive network of funding sources. However, we note you do not have any formal contracts, and the lack of revenues to date. Please provide the basis for the statements or remove.

7.   We note your response to comment 11 and we partially reissue. Please discuss in greater details the consulting services to be provided, the duration of the agreement, and reconcile the compensation terms of the consulting agreement with Morningstar Services as disclosed in the filing with those in the agreement as previously filed. In addition, as previously requested please file the executed Exhibit 10.1.

Directors, Executive Officers, Promoters, and Control Persons, page 39

8.   We reissue comment 13. Please revise your disclosure to briefly describe the business experience during the past five years for each of your directors and executive officers, as required by Item 401(e) of Regulation S-K. Please provide beginning and ending dates of employment for each position listed.

Certain Relationships and Related Transactions, page 43

9.   We reissue comment 15. Please provide the disclosure required by Item 404(a)(5) of
        Regulation S-K for each debt transaction discussed in this section. In addition, we note
        that you have not paid the interest only payments. Please discuss the default under the
        agreement and discuss the default interest rate as provided in the contract.

Liquidity and Capital Resources, page 45

10.   We reissue comment 16. Please provide the basis for your statement that you expect
        negative cash flow per month of $1500 and revenues of $2000 per month. We note that
        you have generated no revenues to date. In addition, please clarify reference to the
        auditors as the basis for the statement.

Financial Statements, page 51

11.   Please update the financial statements and related information in your filing to comply
        with Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 65

12.   We reissue comment 15. Please reconcile the disclosure in this section with the
        disclosure elsewhere in the prospectus and the financial statements. The financial
        statements reflect 1 million shares of common stock issued through March 31, 2015.
        However, this section only reflects 975,000 shares issued in that same time period.
        Please also disclose the exemption relied upon and the facts supporting your reliance
        upon the exemption for each transaction disclosed.

Exhibits

13.   We reissue comment 20. Please file your exhibits with an acceptable electronic format.
        Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR
        Filer Manual.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Adam S. Tracy, Esq.
       Securities Compliance Group, Ltd.